

Mail Stop 4628

May 11, 2017

Darron M. Anderson
President and Chief Executive Officer
Ranger Energy Services, Inc.
800 Gessner Street, Suite 1000
Houston, TX 77024

> **Re:** **Ranger Energy Services, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 2, 2017**
> **CIK No. 0001699039**

Dear Mr. Anderson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

How We Evaluate Our Operations, page 63

Rig Utilization, page 64

1.   We understand from your response to prior comment 2 that your utilization metrics are not based on the actual number of hours that rigs could be in service during a period but rather an estimate of a probable work week, "based on current market dynamics," also using a half-month convention for changes in rig ownership.

Tell us how your metrics compare to actual utilization for each period covered by your financial statements, based on the number of days that rigs are owned and a 24-hour day, using actual hours billed or actual days in service, as appropriate. If these metrics are materially impacted by rigs owned but not available for use, also submit a comparable set of utilization figures based on the number of days that rigs are available and a 24-hour day, using actual hours billed or actual days in service.

Please expand your disclosure to address any material differences between the utilization figures that are outlined above, based on the actual amount of time or days that have elapsed in the period, and those you presently disclose.

Executive Compensation, page 109

Additional Narrative Disclosures, page 112

Incentive Units, page 113

2.   Please expand your disclosure regarding the outstanding Ranger Holdings and Torrent Holdings Incentive Units to describe all material terms of the units, including the payout triggers and amounts, and the specific events that would constitute a "Change of Control" for the purposes of the event-based vesting of the Ranger Holdings incentive units. In that regard, please clarify whether Ranger Holdings' Class C and Class D event-based incentive units will be accelerated by your corporate reorganization and this offering. In addition, please file the LLC agreements that govern Ranger Holdings and Torrent Holdings. Refer to Item 601(b)(10)(iii) of Regulation S-K. Please also revise your post-offering ownership diagrams on pages 11 and 122 to reflect the ownership interests of Ranger Holdings and Torrent Holdings.

Employment, Severance or Change in Control Agreements, page 115

3.   Please revise your disclosure to clarify whether your employment agreements with Messrs. Agee, Douglas, Podraza and Perryman will continue following your corporate reorganization and this offering. To the extent you intend to terminate such agreements, describe the particular provisions governing such termination, including whether termination would be without "Cause," for "Good Reason," or pursuant to a change in control, and any payments due thereunder. To the extent such employment

agreements will remain in effect, please file the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources